
Healthcare Technologies Ltd. (Israel) ("Healthcare")
100%
Gamidor Diagnostics (1984)Ltd. (Israel) ("Gamidor")
100%
GamidaGen Ltd. (Israel) ("GamidaGen")
80%
Danyel Biotech Ltd. (Israel) ("Danyel")
50%
Savyon Diagnostics Ltd. (Israel) ("Savyon")
5%
Procognia UK Ltd. (UK) ("Procognia UK")
100%
Procognia (Israel) Ltd. (Israel) ("Procognia (Israel)")